UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2014

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com

For immediate release

METHANEX REPORTS HIGHER ADJUSTED EBITDA IN THE FIRST QUARTER OF 2014

APRIL 29, 2014

For the first quarter of 2014, Methanex reported Adjusted EBITDA1 of $255 million and Adjusted net income1 of $160 million ($1.65 per share on a diluted basis1). These figures compare with Adjusted EBITDA1 of $245 million and Adjusted net income1 of $167 million ($1.72 per share on a diluted basis1) for the fourth quarter of 2013.

John Floren, President and CEO of Methanex commented, “This was another excellent quarter. Increased production resulting from our 2013 capacity growth initiatives in New Zealand and Medicine Hat, together with higher methanol pricing, contributed to robust EBITDA and earnings results this quarter”. Mr. Floren added, “The methanol industry environment remains favorable. In Q4 2013, we saw methanol prices rise rapidly as a result of industry supply constraints. Late in Q1 2014, several idle plants resumed operation which resulted in methanol pricing moderating to levels seen prior to the supply disruptions. Industry demand remains steady, particularly for methanol into energy, and limited new supply additions are expected in the near to medium term.”

Mr. Floren added, “We continue to target methanol production from our Geismar 1 facility in late 2014 and Geismar 2 in early 2016. These two facilities are expected to provide a two million tonne increase in our operating capacity to eight million tonnes by 2016, at a time when new market supply is expected to be limited.”

Mr. Floren concluded, “With approximately $700 million of cash on hand, an undrawn credit facility, robust balance sheet, and strong cash flow generation, we are well positioned to deliver on our growth projects, continue to grow our business and deliver on our commitment to return excess cash to shareholders. Our announcement today of a new 5% normal course issuer bid share repurchase program, along with a 25% increase in our quarterly dividend, reflects that commitment.”

A conference call is scheduled for April 30, 2014 at 12:00 noon ET (9:00 am PT) to review these first quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-2218, or toll free at (866) 226-1793. A playback version of the conference call will be available until May 21, 2014 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 3924003. Presentation slides summarizing Q1-14 results and a simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com. The webcast will be available on the website for three weeks following the call.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”.

FORWARD-LOOKING INFORMATION WARNING

This First Quarter 2014 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached First Quarter 2014 Management’s Discussion and Analysis for more information.

[1]	Adjusted EBITDA, Adjusted net income and Adjusted net income per common share are non-GAAP measures which do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and items considered by management to be non-operational. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 of the attached Interim Report for the three months ended March 31, 2014 for reconciliations to the most comparable GAAP measures.

-end-

For further information, contact:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600

METHANEX CORPORATION 2014 FIRST QUARTER REPORT	PAGE 2

At April 29, 2014 the Company had 96,523,956 common shares issued and outstanding and stock options exercisable for 1,665,436 additional common shares.

Share Information

Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the

Nasdaq Global Market under the symbol

MEOH.

Transfer Agents & Registrars

CIBC Mellon Trust Company

320 Bay Street

Toronto, Ontario Canada M5H 4A6

Toll free in North America: 1-800-387-0825

Investor Information

All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information

Methanex Investor Relations

1800 - 200 Burrard Street

Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com Methanex Toll-Free: 1-800-661-8851

FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	A reconciliation from net income attributable to Methanex shareholders to Adjusted net income[1] and the calculation of Adjusted net income per common share[1] is as follows:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions except number of shares and per share amounts)	2014	2013	2013
Net income attributable to Methanex shareholders	$145	$128	$60
Mark-to-market impact of share-based compensation, net of tax	15	34	28
Write-off of oil and gas rights, net of tax	—	5	—

Adjusted net income [1]	$160	$167	$88

Diluted weighted average shares outstanding (millions)	97	97	96
Adjusted net income per common share [1]	$1.65	$1.72	$0.92

•	We recorded Adjusted EBITDA[1] of $255 million for the first quarter of 2014 compared with $245 million for the fourth quarter of 2013. The increase in Adjusted EBITDA[1] was primarily due to an increase in our average realized price to $524 per tonne for the first quarter of 2014 from $493 per tonne for the fourth quarter of 2013 and an increase in sales of Methanex-produced methanol.

•	Production for the first quarter of 2014 was 1,226,000 tonnes compared with 1,194,000 tonnes for the fourth quarter of 2013. Refer to the Production Summary section on page 3.

•	Sales of Methanex-produced methanol were 1,228,000 tonnes in the first quarter of 2014 compared with 1,190,000 in the fourth quarter of 2013.

•	We continue to progress our Geismar relocation projects. We are targeting to be producing methanol from Geismar 1 in late 2014 and from Geismar 2 in early 2016.

•	During the first quarter of 2014, we paid a $0.20 per share dividend to shareholders for a total of $19 million.

•	We announced today that the Board of Directors has approved a 25% increase to our quarterly dividend to shareholders, from $0.20 per share per quarter to $0.25 per share per quarter, effective with the dividend payable June 30, 2014.

•	We also announced today that the Board of Directors has approved a 5% normal course issuer bid under which the Company may repurchase up to 4.8 million common shares.

[1]	These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

This First Quarter 2014 Management’s Discussion and Analysis (“MD&A”) dated April 29, 2014 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended March 31, 2014 as well as the 2013 Annual Consolidated Financial Statements and MD&A included in the Methanex 2013 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Methanex 2013 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions, except per share amounts and where noted)	2014	2013	2013
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,226	1,194	1,063
Sales volumes (thousands of tonnes):
Methanex-produced methanol (attributable to Methanex shareholders)	1,228	1,190	1,030
Purchased methanol	654	663	588
Commission sales	296	274	219

Total sales volumes [1]	2,178	2,127	1,837
Methanex average non-discounted posted price ($ per tonne) [2]	613	557	474
Average realized price ($ per tonne) [3]	524	493	412
Adjusted EBITDA (attributable to Methanex shareholders) [4]	255	245	149
Cash flows from operating activities	179	162	118
Adjusted net income (attributable to Methanex shareholders) [4]	160	167	88
Net income attributable to Methanex shareholders	145	128	60
Adjusted net income per common share (attributable to Methanex shareholders) [4]	1.65	1.72	0.92
Basic net income per common share (attributable to Methanex shareholders)	1.51	1.33	0.64
Diluted net income per common share (attributable to Methanex shareholders)	1.50	1.32	0.63
Common share information (millions of shares):
Weighted average number of common shares	96	96	95
Diluted weighted average number of common shares	97	97	96
Number of common shares outstanding, end of period	97	96	95

[1]	Methanex-produced methanol includes volumes produced by Chile using natural gas supplied from Argentina under a tolling arrangement. Commission sales represent volumes marketed on a commission basis related to 36.9% of the Atlas methanol facility and the portion of the Egypt methanol facility that we do not own.
[2]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
[3]	Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.
[4]	These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

PRODUCTION SUMMARY

	Q1 2014		Q4 2013	Q1 2013
(thousands of tonnes)	Capacity [1]	Production	Production	Production
New Zealand [2]	608	500	400	309
Atlas (Trinidad) (63.1% interest)	281	249	268	248
Titan (Trinidad)	218	149	173	181
Egypt (50% interest)[3]	158	139	159	133
Medicine Hat (Canada)	140	122	86	131
Chile I and IV	430	67	108	61
Geismar 1 and 2 (Louisiana, USA)[4]	—	—	—	—

	1,835	1,226	1,194	1,063

[1]	The production capacity of our facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies. Actual production for a facility in any given year may be higher or lower than annual production capacity due to a number of factors, including natural gas composition or the age of the facility’s catalyst.
[2]	The annual production capacity of New Zealand represents the two Motunui facilities and the Waitara Valley facility (refer to New Zealand section below).
[3]	On December 9, 2013, we completed a sale of 10% equity interest in the Egypt facility. Production figures prior to December 9, 2013 reflect a 60% interest.
[4]	We are relocating two 1.0 million tonne idle Chile facilities to Geismar, Louisiana and are targeting to be producing methanol from Geismar 1 in late 2014 and Geismar 2 by early 2016.

New Zealand

Our New Zealand methanol facilities produced 500,000 tonnes of methanol in the first quarter of 2014 compared with 400,000 tonnes in the fourth quarter of 2013. With all three facilities now operating, we are able to produce up to 2.4 million tonnes annually, depending on natural gas composition. During the first quarter 2014, production was primarily impacted by an upstream supplier who performed major maintenance on an offshore gas platform resulting in losses of 50,000 tonnes. We continue to work with suppliers in New Zealand to secure gas that will allow our New Zealand facilities to operate at full capacity.

Trinidad

In Trinidad, we own 100% of the Titan facility with an annual production capacity of 875,000 tonnes and have a 63.1% interest in the Atlas facility with an annual production capacity of 1,125,000 tonnes (63.1% interest). Production in Trinidad during the quarter was impacted by a combination of minor unplanned outages and gas curtailments. The Titan facility produced 149,000 tonnes in the first quarter of 2014 compared with 173,000 tonnes in the fourth quarter of 2013. The Atlas facility produced 249,000 tonnes in the first quarter of 2014 compared with 268,000 tonnes in the fourth quarter of 2013.

We continue to experience some natural gas curtailments to our Trinidad facilities due to a mismatch between upstream commitments to supply the Natural Gas Company of Trinidad and Tobago (NGC) and downstream demand from NGC’s customers, which becomes apparent when an upstream supplier has a technical issue or planned maintenance that reduces gas delivery. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience gas curtailments to the Trinidad site.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

Egypt

On a 100% basis, the Egypt methanol facility produced 278,000 tonnes in the first quarter of 2014 (Methanex share of 139,000 tonnes) compared with 273,000 tonnes (Methanex share of 159,000 tonnes) in the fourth quarter of 2013. Production during the first quarter of 2014 and the fourth quarter of 2013 continued to be impacted by natural gas supply restrictions.

The Egypt facility has experienced periodic natural gas supply restrictions since mid-2012 which have resulted in production below full capacity. This situation may persist in the future and become more acute during the summer months when electricity demand is at its peak. Refer to page 23 of the Risk Factors and Risk Management section of our 2013 Annual Report for further details.

Medicine Hat, Canada

During the first quarter of 2014, we produced 122,000 tonnes at our Medicine Hat facility compared with 86,000 tonnes during the fourth quarter of 2013. The Medicine Hat facility experienced an unplanned outage in the fourth quarter of 2013 and restarted on January 10, 2014.

Chile

During the first quarter of 2014, we produced 67,000 tonnes in Chile operating one plant at approximately 30% of production capacity, supported by natural gas supplies from Chile and from Argentina through a tolling arrangement.

As a result of the short-term outlook for gas supply in Chile and Argentina, we anticipate idling our Chile operations in early May due to insufficient natural gas feedstock to keep our plant operating through the southern hemisphere winter. We are continuing to work with Empresa Nacional del Petroleo (ENAP) and others to secure sufficient natural gas to sustain our operations and while a restart of a Chile plant is possible later in 2014, the restart is dependent on securing a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina to operate over the medium term.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.

Geismar, Louisiana

We continue to progress our two Geismar relocation projects. We are targeting to be producing methanol from the 1.0 million tonne Geismar 1 facility in late 2014 and from the 1.0 million tonne Geismar 2 facility in early 2016. During the first quarter of 2014, we incurred $130 million of capital expenditures related to these projects, excluding capitalized interest.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

FINANCIAL RESULTS

For the first quarter of 2014 we recorded Adjusted EBITDA of $255 million and Adjusted net income of $160 million ($1.65 per share on a diluted basis). This compares with Adjusted EBITDA of $245 million and Adjusted net income of $167 million ($1.72 per share on a diluted basis) for the fourth quarter of 2013.

For the first quarter of 2014, we reported net income attributable to Methanex shareholders of $145 million ($1.50 per share on a diluted basis) compared with net income attributable to Methanex shareholders for the fourth quarter of 2013 of $128 million ($1.32 income per share on a diluted basis).

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas (63.1% interest) and Egypt (50% interest) facilities and by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and items which are considered by management to be non-operational. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions except number of shares and per share amounts)	2014	2013	2013
Net income attributable to Methanex shareholders	$145	$128	$60
Mark-to-market impact of share-based compensation, net of tax	15	34	28
Write-off of oil and gas rights, net of tax	—	5	—

Adjusted net income [1]	$160	$167	$88

Diluted weighted average shares outstanding (millions)	97	97	96
Adjusted net income per common share [1]	$1.65	$1.72	$0.92

[1]	These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, write-off of oil and gas rights, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2014	2013	2013
Consolidated statements of income:
Revenue	$968	$881	$652
Cost of sales and operating expenses, excluding mark-to-market impact of share-based compensation	(692)	(634)	(497)
Adjusted EBITDA of associate (Atlas) [1]	17	26	9

	293	273	164
Comprised of:
Adjusted EBITDA (attributable to Methanex shareholders) [2]	255	245	149
Attributable to non-controlling interests	38	28	15

	293	273	164
Mark-to-market impact of share-based compensation	(18)	(37)	(31)
Depreciation and amortization	(35)	(35)	(30)
Write-off of oil and gas rights	—	(8)	—
Earnings of associate, excluding amount included in Adjusted EBITDA [1]	(9)	(9)	(8)
Finance costs	(11)	(13)	(15)
Finance income and other expenses	—	2	(2)
Income tax expense	(52)	(29)	(12)

Net income	$168	$144	$66

Net income attributable to Methanex shareholders	$145	$128	$60

[1]	Earnings of associate has been divided into an amount included in Adjusted EBITDA and an amount excluded from Adjusted EBITDA. The amount excluded from Adjusted EBITDA represents depreciation and amortization, finance costs, finance income and other expenses and income tax expense relating to earnings of associate.
[2]	This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

Adjusted EBITDA (Attributable to Methanex Shareholders)

Our operations consist of a single operating segment – the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 17.

The changes in Adjusted EBITDA resulted from changes in the following:

	Q1 2014	Q1 2014
	compared with	compared with
($ millions)	Q4 2013	Q1 2013
Average realized price	$58	$209
Sales volume	7	27
Total cash costs	(55)	(130)

Increase in Adjusted EBITDA	$10	$106

METHANEX CORPORATION 2014 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 6

Average realized price

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ per tonne)	2014	2013	2013
Methanex average non-discounted posted price	613	557	474
Methanex average realized price	524	493	412

Entering the first quarter of 2014, methanol prices were higher as a result of strong demand and industry supply issues, primarily in Asia Pacific. Late in the first quarter, several plants returned to operation and pricing began to moderate (refer to Supply/Demand Fundamentals section on page 11). Our average non-discounted posted price for the first quarter of 2014 was $613 per tonne compared with $557 per tonne for the fourth quarter of 2013 and $474 per tonne for the first quarter of 2013. Our average realized price for the first quarter of 2014 was $524 per tonne compared with $493 per tonne for the fourth quarter of 2013 and $412 per tonne for the first quarter of 2013. The change in average realized price for the first quarter of 2014 increased Adjusted EBITDA by $58 million compared with the fourth quarter of 2013 and increased Adjusted EBITDA by $209 million compared with the first quarter of 2013.

Sales volume

Methanol sales volumes excluding commission sales volumes were higher for all periods presented and this increased Adjusted EBITDA by the amounts noted in the table above.

Total cash costs

The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities (Methanex-produced methanol) and changes in the cost of methanol we purchase from others (purchased methanol). All of our production facilities except Medicine Hat and Chile are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

The impact on Adjusted EBITDA from changes in our cash costs are explained below:

	Q1 2014	Q1 2014
	compared with	compared with
($ millions)	Q4 2013	Q1 2013
Methanex-produced methanol costs	$(25)	$(50)
Proportion of Methanex-produced methanol sales	6	3
Purchased methanol costs	(27)	(78)
Other, net	(9)	(5)

	$(55)	$(130)

METHANEX CORPORATION 2014 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

Methanex-produced methanol costs

We purchase natural gas for the New Zealand, Trinidad and Egypt methanol facilities under natural gas purchase agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the first quarter of 2014 compared with the fourth quarter of 2013 and the first quarter of 2013, Methanex-produced methanol costs were higher by $25 million and $50 million, respectively, primarily due to the impact of higher realized methanol prices on the variable portion of our natural gas costs and changes in the mix of production sold from inventory.

Proportion of Methanex-produced methanol sales

The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the first quarter of 2014 compared with the fourth quarter of 2013 and the first quarter of 2013, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $6 million and $3 million, respectively. Sales of Methanex-produced methanol increased in the first quarter of 2014 primarily as a result of higher production from New Zealand.

Purchased methanol costs

Changes in purchased methanol costs for all periods presented are primarily as a result of changes in methanol pricing.

Other, net

We have commenced the process of building a manufacturing organization in Geismar, Louisiana. Under IFRS, costs incurred related to organizational build-up are not eligible for capitalization and are charged directly to earnings as incurred. During the first quarter of 2014, we incurred approximately $3 million of Geismar organizational build-up costs compared to $2 million in the fourth quarter of 2013 and nil in the first quarter of 2013. The remaining organizational build-up costs are estimated to be approximately $25 million. The remaining change in other, net compared to the fourth quarter of 2013 primarily relates to an insurance settlement recorded in the fourth quarter of 2013.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 8

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all the share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions except share price)	2014	2013	2013
Methanex Corporation share price [1]	$63.94	$59.24	$40.63
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	7	4	6
Mark-to-market impact due to change in share price	18	37	31

Total share-based compensation expense	$25	$41	$37

[1]	US dollar share price of Methanex Corporation as quoted on NASDAQ Global Market on the last trading day of the respective period.

The Methanex Corporation share price increased from US $59.24 per share at December 31, 2013 to US $63.94 per share at March 31, 2014. As a result of the increase in the share price and the resulting impact on the fair value of the outstanding units, we recorded an $18 million mark-to-market expense on share-based compensation in the first quarter of 2014 compared with a $37 million mark-to-market share-based compensation expense in the fourth quarter of 2013 and a $31 million expense in the first quarter of 2013.

Depreciation and Amortization

Depreciation and amortization was $35 million for the first quarter of 2014 compared with $35 million for the fourth quarter of 2013 and $30 million for the first quarter of 2013. Depreciation and amortization was higher in the first quarter of 2014 compared with the first quarter of 2013 primarily due to higher sales volumes of Methanex-produced methanol.

Finance Costs

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2014	2013	2013
Finance costs before capitalized interest	$16	$16	$16
Less capitalized interest	(5)	(3)	(1)

Finance costs	$11	$13	$15

Finance costs before capitalized interest primarily relate to interest expense on the unsecured notes and limited recourse debt facilities. Capitalized interest relates to interest costs capitalized for the Geismar projects.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 9

Finance Income and Other Expenses

	Three Months Ended
	Mar 31	Dec 31		Mar 31
($ millions)	2014	2013		2013
Finance income and other expenses	$—		$2	$(2)

The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

Income Taxes

A summary of our income taxes for the first quarter of 2014 compared with the fourth quarter of 2013 is as follows:

	Three Months Ended		Three Months Ended
	March 31, 2014		December 31, 2013
		Adjusted Net		Adjusted Net
($ millions, except where noted)	Net Income	Income [1]	Net Income	Income [1]
Amount before income tax	$220	$210	$173	$203
Income tax expense	(52)	(50)	(29)	(36)

Amount after income tax	$168	$160	$144	$167

Effective tax rate	24%	24%	17%	18%

[1]	This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

For the first quarter of 2014, the effective tax rate was 24% compared with 17% for the fourth quarter of 2013. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and items that are considered by management to be non-operational. The effective tax rate related to Adjusted net income was 24% for the first quarter of 2014 compared with 18% for the fourth quarter of 2013. Entering the first quarter of 2014, all previously unrecognized tax benefits in Canada and New Zealand were fully utilized, which contributed to an increase in the effective tax rate.

We earn the majority of our earnings in Trinidad, Egypt, Chile, Canada and New Zealand. In Trinidad and Chile, the statutory tax rate is 35% and in Egypt, the statutory tax rate is 25%. The statutory rates in Canada and New Zealand are 25% and 28%, respectively. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

SUPPLY/DEMAND FUNDAMENTALS

We estimate that methanol demand, excluding methanol demand from integrated methanol to olefins facilities, is currently approximately 57 million tonnes on an annualized basis.

Entering the first quarter of 2014, we experienced rising methanol prices due to continued supply constraints, primarily in Asia Pacific. During the quarter, several plants returned to operation and pricing began to moderate. Our average non-discounted price in the first quarter of 2014 was $613 per tonne compared with $557 per tonne in the fourth quarter of 2013. We recently announced our North American non-discounted price for May at $565 per tonne and our Asia Pacific price at $460 per tonne.

The outlook for methanol demand growth continues to be strong. Traditional chemical derivatives consume about 60% of global methanol demand and growth is correlated to industrial production.

Energy-related applications consume the remaining 40% of global methanol demand, and the wide disparity between the price of crude oil and that of natural gas and coal has resulted in an increased use of methanol in energy-related applications, such as direct methanol blending into gasoline, DME and biodiesel production. Growth of direct methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by numerous provincial fuel-blending standards, such as M15 or M85 (15% methanol and 85% methanol, respectively).

Methanex Non-Discounted Regional Posted Prices [1]
	Apr	Mar	Feb	Jan
(US$ per tonne)	2014	2014	2014	2014
United States	599	632	632	632
Europe [2]	565	610	610	610
Asia Pacific	480	590	590	590

[1]	Discounts from our posted prices are offered to customers based on various factors.
[2]	€412 for Q2 2014 (Q1 2014 – €450) converted to United States dollars.

China is also leading the commercialization of methanol’s use as a feedstock to manufacture olefins. The use of methanol to produce olefins, at current energy prices, is proving to be cost competitive relative to the traditional production of olefins from naphtha. There are now three methanol-to-olefins (MTO) plants operating in China which are dependent on merchant methanol supply and which have the capacity to consume over 3 million tonnes of methanol annually. There are other MTO plants which are integrated and purchase methanol to supplement their production when required. We believe demand potential into energy-related applications and olefins production will continue to grow.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. Over the next few years, there is a modest level of new capacity expected to come on-stream relative to demand growth expectations. We are relocating two idle Chile facilities to Geismar, Louisiana and are targeting to be producing methanol from the first 1.0 million tonne facility by late 2014 and the second 1.0 million tonne facility in early 2016. A 1.3 million tonne Celanese plant is currently under construction in Bishop, Texas. We expect that production from new capacity in China will be consumed in that country and that higher cost production capacity in China will need to operate in order to satisfy demand growth.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the first quarter of 2014 increased by $17 million to $179 million compared with $162 million for the fourth quarter of 2013 and increased by $61 million compared to $118 million for the first quarter of 2013. The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q1 2014 compared with Q4 2013	Q1 2014 compared with Q1 2013
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$10	$106
Exclude change in Adjusted EBITDA of associate (Atlas)	9	(8)
Cash flows attributable to non-controlling interests	10	23
Non-cash working capital	(9)	(44)
Income taxes paid	4	(2)
Share-based payments	(16)	(19)
Other	9	5

Increase in cash flows from operating activities	$17	$61

During the first quarter of 2014, we paid a quarterly dividend of $0.20 per share, or $19 million. Additionally, on April 29, 2014, the Board of Directors approved a 25% increase to our quarterly dividend to shareholders, from $0.20 to $0.25 per share per quarter. The increased dividend will apply commencing with the dividend payable June 30, 2014 to holders of common shares of record on June 16, 2014.

On April 29, 2014, the Board of Directors approved a 5% normal course issuer bid, which allows us to repurchase for cancellation up to 4.8 million shares.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and retain financial flexibility. At March 31, 2014, our cash balance was $709 million, including $52 million related to the non-controlling interest in Egypt. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We have a strong balance sheet and an undrawn $400 million credit facility provided by highly rated financial institutions that expires in mid-2016.

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations is currently estimated to total approximately $140 million to the end of 2015. Capital expenditures during the first quarter, excluding the Geismar projects, were $15 million. We are relocating two methanol plants from our Chile site to Geismar, Louisiana. During the first quarter of 2014, capital expenditures related to the Geismar projects were $130 million, excluding capitalized interest. The remaining budgeted capital expenditures related to the Geismar projects are $505 million, excluding capitalized interest.

We believe we are well positioned to meet our financial commitments, invest to grow the Company and continue to deliver on our commitment to return excess cash to shareholders.

SHORT-TERM OUTLOOK

Entering the second quarter, methanol prices have moderated with additional supply re-entering the market, primarily in Asia Pacific. The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive-cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

CONTROLS AND PROCEDURES

For the three months ended March 31, 2014, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes depreciation and amortization, finance costs, finance income and other expenses, income tax expense, mark-to-market impact of share-based compensation, Geismar project relocation expenses and charges and write-off of oil and gas rights. Adjusted EBITDA includes an amount representing our 63.1% interest in the Atlas facility and our 50% interest in the methanol facility in Egypt.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. The mark-to-market impact related to performance share units that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant date value determined using a Methanex total shareholder return factor of 100% and the fair value recorded at each period end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2014	2013	2013
Net income attributable to Methanex shareholders	$145	$128	$60
Mark-to-market impact of share-based compensation	18	37	31
Depreciation and amortization	35	35	30
Write-off of oil and gas rights	—	8	—
Finance costs	11	13	15
Finance income and other expenses	—	(2)	2
Income tax expense	52	29	12
Earnings of associate, excluding amount included in Adjusted EBITDA [1]	9	9	8
Non-controlling interests adjustment [1]	(15)	(12)	(9)

Adjusted EBITDA (attributable to Methanex shareholders)	$255	$245	$149

[1]	These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with the non-controlling interest in the methanol facility in Egypt and our 63.1% interest in the Atlas methanol facility.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 13

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and items that are considered by management to be non-operational, including Geismar project relocation expenses and charges and write-off of oil and gas rights. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions except number of shares and per share amounts)	2014	2013	2013
Net income attributable to Methanex shareholders	$145	$128	$60
Mark-to-market impact of share-based compensation	18	37	31
Write-off of oil and gas rights	—	8	—
Income tax recovery related to above items	(3)	(6)	(3)

Adjusted net income	$160	$167	$88

Diluted weighted average shares outstanding (millions)	97	97	96
Adjusted net income per common share	$1.65	$1.72	$0.92

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ millions, except per share amounts)	2014	2013	2013	2013
Revenue	$968	$881	$758	$733
Adjusted EBITDA [1] [2]	255	245	184	157
Net income [1]	145	128	87	54
Adjusted net income [1] [2]	160	167	117	99
Basic net income per common share [1]	1.51	1.33	0.91	0.57
Diluted net income per common share [1]	1.50	1.32	0.90	0.56
Adjusted net income per share [1] [2]	1.65	1.72	1.22	1.02

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ millions, except per share amounts)	2013	2012	2012	2012
Revenue	$652	$668	$608	$613
Adjusted EBITDA [1] [2]	149	119	104	113
Net income (loss) [1]	60	(140)	(3)	52
Adjusted net income [1] [2]	88	61	36	44
Basic net income (loss) per common share [1]	0.64	(1.49)	(0.03)	0.56
Diluted net income (loss) per common share [1]	0.63	(1.49)	(0.03)	0.50
Adjusted net income per share [1] [2]	0.92	0.64	0.38	0.47

[1]	Attributable to Methanex Corporation shareholders.
[2]	These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 14

Forward-Looking information warning

This First Quarter 2014 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the First Quarter 2014 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aim,” “goal” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•	expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,
•	ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registration and related mortgages that require action by Egyptian governmental entities,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities, including the planned relocation of idle Chile methanol plants to Geismar, Louisiana (“Geismar”),

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments,

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties, and

•	expected impact on our operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by the Government of Egypt and its agencies.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,
•	receipt of remaining required permits in connection with our Geismar project,

•	receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt, governmental approvals related to rights to purchase natural gas,

METHANEX CORPORATION 2014 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 15

•	the establishment of new fuel standards,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	timing of completion and cost of our Geismar project,

•	global and regional economic activity (including industrial production levels),
•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand for and price of methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	the success of natural gas exploration and development activities in southern Chile,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	our ability to meet timeline and budget targets for our Geismar project, including cost pressures arising from labour costs,

•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•	actions of governments and governmental authorities, including, without limitation, the implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•	import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions,

•	satisfaction of conditions precedent contained in the Geismar 1 natural gas supply agreement, and

•	other risks described in our 2013 Management’s Discussion and Analysis and this First Quarter 2014 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 16

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to the Additional Information—Supplemental Non-GAAP Measures section on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures).

In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volumes. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

CASH COST	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas.

On December 9, 2013, we completed the sale of a 10% equity interest in the Egypt methanol facility. At March 31, 2014, we own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interests in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amount associated with the other investors’ non-controlling interests.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 17

Methanex Corporation

Consolidated Statements of Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31	Mar 31
	2014	2013
Revenue	$968,478	$651,899
Cost of sales and operating expenses	(709,872)	(527,995)
Depreciation and amortization	(34,811)	(29,817)

Operating income	223,795	94,087
Earnings of associate (note 4)	7,411	1,286
Finance costs (note 6)	(10,838)	(15,451)
Finance income and other expenses	(363)	(1,627)

Income before income taxes	220,005	78,295
Income tax expense:
Current	(26,378)	(4,391)
Deferred	(25,288)	(7,671)

	(51,666)	(12,062)

Net income	$168,339	$66,233

Attributable to:
Methanex Corporation shareholders	145,102	60,267
Non-controlling interests	23,237	5,966

	$168,339	$66,233

Income per share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$1.51	$0.64
Diluted net income per common share	$1.50	$0.63
Weighted average number of common shares outstanding (note 7)	96,298,231	94,514,188
Diluted weighted average number of common shares outstanding (note 7)	96,997,489	95,717,869

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 18

Methanex Corporation

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars)

	Three Months Ended
	Mar 31	Mar 31
	2014	2013
Net income	$168,339	$66,233
Other comprehensive income, net of taxes:
Items that may be reclassified to income:
Change in fair value of forward exchange contracts	148	(184)
Change in fair value of interest rate swap contracts	(266)	(296)
Realized loss on interest rate swap contracts reclassified to finance costs	2,213	2,591

	2,095	2,111

Comprehensive income	$170,434	$68,344

Attributable to:
Methanex Corporation shareholders	145,728	61,460
Non-controlling interests	24,706	6,884

	$170,434	$68,344

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 19

Methanex Corporation

Consolidated Statements of Financial Position (unaudited)

(thousands of U.S. dollars)

	Mar 31	Dec 31
AS AT	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$709,213	$732,736
Trade and other receivables	575,987	534,130
Inventories (note 2)	304,766	313,809
Prepaid expenses	22,372	20,533

	1,612,338	1,601,208
Non-current assets:
Property, plant and equipment (note 3)	2,344,819	2,230,938
Investment in associate (note 4)	223,662	216,095
Other assets	66,044	65,253

	2,634,525	2,512,286

	$4,246,863	$4,113,494

LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$650,407	$618,181
Current maturities on long-term debt (note 5)	42,724	41,504
Current maturities on other long-term liabilities	106,665	85,648

	799,796	745,333
Non-current liabilities:
Long-term debt (note 5)	1,106,942	1,126,802
Other long-term liabilities	120,462	188,520
Deferred income tax liabilities	173,493	147,506

	1,400,897	1,462,828
Equity:
Capital stock	541,275	531,573
Contributed surplus	3,087	4,994
Retained earnings	1,252,507	1,126,700
Accumulated other comprehensive loss	(4,918)	(5,544)

Shareholders’ equity	1,791,951	1,657,723
Non-controlling interests	254,219	247,610

Total equity	2,046,170	1,905,333

	$4,246,863	$4,113,494

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 20

Methanex Corporation

Consolidated Statements of Changes in Equity (unaudited)

(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other		Non-
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’	Controlling	Total
	Shares	Stock	Surplus	Earnings	Loss	Equity	Interests	Equity
Balance, December 31, 2012	94,309,970	$481,779	$15,481	$805,661	$(13,045)	$1,289,876	$187,861	$1,477,737
Net income	—	—	—	60,267	—	60,267	5,966	66,233
Other comprehensive income	—	—	—	—	1,193	1,193	918	2,111
Compensation expense recorded for stock options	—	—	223	—	—	223	—	223
Issue of shares on exercise of stock options	587,689	13,088	—	—	—	13,088	—	13,088
Reclassification of grant date fair value on exercise of stock options	—	4,132	(4,132)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(17,534)	—	(17,534)	—	(17,534)
Distributions to non-controlling interests	—	—	—	—	—	—	(5,265)	(5,265)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,000	1,000

Balance, March 31, 2013	94,897,659	498,999	11,572	848,394	(11,852)	1,347,113	190,480	1,537,593
Net income	—	—	—	268,900	—	268,900	41,867	310,767
Other comprehensive income	—	—	—	5,362	4,855	10,217	2,849	13,066
Compensation expense recorded for stock options	—	—	499	—	—	499	—	499
Sale of partial interest in subsidiary	—	—	—	61,447	1,453	62,900	47,100	110,000
Issue of shares on exercise of stock options	1,203,310	25,497	—	—	—	25,497	—	25,497
Reclassification of grant date fair value on exercise of stock options	—	7,077	(7,077)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(57,403)	—	(57,403)	—	(57,403)
Distributions to non-controlling interests	—	—	—	—	—	—	(34,686)	(34,686)

Balance, December 31, 2013	96,100,969	531,573	4,994	1,126,700	(5,544)	1,657,723	247,610	1,905,333
Net income	—	—	—	145,102	—	145,102	23,237	168,339
Other comprehensive income	—	—	—	—	626	626	1,469	2,095
Compensation expense recorded for stock options	—	—	227	—	—	227	—	227
Issue of shares on exercise of stock options	422,987	7,568	—	—	—	7,568	—	7,568
Reclassification of grant date fair value on exercise of stock options	—	2,134	(2,134)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(19,295)	—	(19,295)	—	(19,295)
Distributions to non-controlling interests	—	—	—	—	—	—	(18,097)	(18,097)

Balance, March 31, 2014	96,523,956	$541,275	$3,087	$1,252,507	$(4,918)	$1,791,951	$254,219	$2,046,170

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 21

Methanex Corporation

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Three Months Ended
	Mar 31	Mar 31
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$168,339	$66,233
Deduct earnings of associate	(7,411)	(1,286)
Add (deduct) non-cash items:
Depreciation and amortization	34,811	29,817
Income tax expense	51,666	12,062
Share based compensation expense	25,246	36,313
Finance costs	10,838	15,451
Other	(277)	464
Income taxes paid	(11,358)	(8,783)
Other cash payments, including share-based compensation	(34,709)	(17,555)

Cash flows from operating activities before undernoted	237,145	132,716
Changes in non-cash working capital (note 9)	(58,074)	(15,037)

	179,071	117,679

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(19,295)	(17,534)
Interest paid, including interest rate swap settlements	(21,001)	(21,211)
Repayment of long-term debt and limited recourse debt	(19,520)	(18,267)
Cash distributions to non-controlling interests	(18,097)	(5,265)
Proceeds from limited recourse debt	—	10,000
Proceeds on issue of shares on exercise of stock options	7,568	13,088
Other	(1,015)	81

	(71,360)	(39,108)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(15,828)	(33,619)
Geismar plants under construction	(127,914)	(43,398)
Other assets	(4,863)	(792)
Changes in non-cash working capital related to investing activities (note 9)	17,371	(1,296)

	(131,234)	(79,105)

Decrease in cash and cash equivalents	(23,523)	(534)
Cash and cash equivalents, beginning of period	732,736	727,385

Cash and cash equivalents, end of period	$709,213	$726,851

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 22

Methanex Corporation

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on April 29, 2014.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three months ended March 31, 2014 is $691 million (2013 - $469 million).

3.	Property, plant and equipment:

	Buildings, Plant Installations &	Plants Under	Oil & Gas
	Machinery	Construction	Properties	Other	Total
Cost at March 31, 2014	$3,115,259	$525,641	$86,779	$83,598	$3,811,277
Accumulated depreciation at March 31, 2014	1,349,657	—	79,085	37,716	1,466,458

Net book value at March 31, 2014	$1,765,602	$525,641	$7,694	$45,882	$2,344,819

Cost at December 31, 2013	$3,100,597	$393,044	$86,312	$82,556	$3,662,509
Accumulated depreciation at December 31, 2013	1,317,329	—	78,228	36,014	1,431,571

Net book value at December 31, 2013	$1,783,268	$393,044	$8,084	$46,542	$2,230,938

The Company is relocating two idle Chile facilities to Geismar, Louisiana with Geismar 1 targeted to be producing methanol by late 2014 and Geismar 2 in early 2016. During the three months ended March 31, 2014, the Company incurred capital expenditures related to the Geismar projects of $130 million, excluding capitalized interest. The remaining budgeted capital expenditures for these projects are $505 million, excluding capitalized interest.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT	PAGE 23
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

4.	Interest in Atlas joint venture:

a)	The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited (Atlas). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

	Mar 31	Dec 31
Consolidated statements of financial position as at	2014	2013
Cash and cash equivalents	$58,539	$20,776
Other current assets	137,892	161,765
Non-current assets	370,686	378,890
Current liabilities	(43,694)	(47,359)
Long-term debt, including current maturities	(56,752)	(56,752)
Other long-term liabilities, including current maturities	(134,336)	(136,730)

Net assets at 100%	$332,335	$320,590

Net assets at 63.1%	$209,703	$202,292
Long-term receivable from Atlas	13,959	13,803

Investment in associate	$223,662	$216,095

	Three Months Ended
	Mar 31	Mar 31
Consolidated statements of income	2014	2013
Revenue	$116,027	$85,366
Cost of sales and depreciation and amortization	(98,398)	(79,298)

Operating income	17,629	6,068
Finance costs, finance income and other expenses	(2,750)	(3,421)
Income tax expense	(3,134)	(609)

Net earnings at 100%	$11,745	$2,038

Earnings of associate at 63.1%	$7,411	$1,286

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005, 2006 and 2007 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts that extend to 2014 and 2019 related to methanol produced by Atlas. Atlas has partial relief from corporation income tax until mid-2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT	PAGE 24
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

5.	Long-term debt:

	Mar 31	Dec 31
As at	2014	2013
Unsecured notes
$ 350 million at 3.25% due December 15, 2019	$344,744	$344,530
$ 250 million at 5.25% due March 1, 2022	246,736	246,650
$ 150 million at 6.00% due August 15, 2015	149,644	149,581

	741,124	740,761
Egypt limited recourse debt facilities	386,587	404,722
Other limited recourse debt facilities	21,955	22,823

Total long-term debt [1]	1,149,666	1,168,306
Less current maturities	(42,724)	(41,504)

	$1,106,942	$1,126,802

[1]	Long-term debt is presented net of deferred financing fees.

During the three months ended March 31, 2014, the Company has made repayments on its Egypt limited recourse debt facilities of $18.6 million. The Company also made repayments on its other limited recourse debt facilities of $0.9 million.

At March 31, 2014, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

6.	Finance costs:

	Three Months Ended
	Mar 31	Mar 31
	2014	2013
Finance costs	$15,521	$16,518
Less capitalized interest related to Geismar plants under construction	(4,683)	(1,067)

	$10,838	$15,451

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction is capitalized until the plant is substantially completed and ready for productive use.

The Company has interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT	PAGE 25
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

7.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights (TSARs) were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the denominator used for the purposes of calculating basic and diluted net income per common share is as follows:

	Three Months Ended
	Mar 31	Mar 31
	2014	2013
Denominator for basic net income per common share	96,298,231	94,514,188
Effect of dilutive stock options	699,258	1,203,681

Denominator for diluted net income per common share	96,997,489	95,717,869

8.	Share-based compensation:

a)	Share appreciation rights (SARs), tandem share appreciation rights (TSARs) and stock options:

(i)	Outstanding units:

Information regarding units outstanding at March 31, 2014 is as follows:

	SARs		TSARs
		Weighted Average		Weighted Average
(per share amounts in USD)	Number of Units	Exercise Price	Number of Units	Exercise Price
Outstanding at December 31, 2013	1,093,117	$32.02	1,858,585	$31.83
Granted	203,190	73.13	303,850	72.66
Exercised	(190,229)	28.90	(283,750)	30.21
Cancelled	(10,750)	33.95	(6,900)	35.69

Outstanding at March 31, 2014	1,095,328	$40.17	1,871,785	$38.69

	Stock Options
		Weighted Average
(per share amounts in USD)	Number of Units	Exercise Price
Outstanding at December 31, 2013	1,219,420	$19.15
Granted	45,600	73.13
Exercised	(422,987)	17.72
Cancelled	(2,500)	35.90
Expired	(22,835)	22.82

Outstanding at March 31, 2014	816,698	$22.75

METHANEX CORPORATION 2014 FIRST QUARTER REPORT	PAGE 26
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation (continued):

a)	Share appreciation rights (SARs), tandem share appreciation rights (TSARs) and stock options (continued):

(i)	Outstanding units (continued):

	Units Outstanding at			Units Exercisable at
	March 31, 2014			March 31, 2014
	Weighted Average
	Remaining		Weighted		Weighted
Range of Exercise Prices	Contractual Life	Number of Units	Average	Number of Units	Average
(per share amounts in USD)	(Years)	Outstanding	Exercise Price	Exercisable	Exercise Price
SARs:
$23.36 to 31.74	4.2	546,138	$29.13	426,457	$28.49
$31.88 to 73.13	6.3	549,190	51.15	109,000	38.24

	5.2	1,095,328	$40.17	535,457	$30.47

TSARs:
$23.36 to 31.74	4.1	1,026,745	$28.91	812,678	$28.18
$31.88 to 73.13	6.3	845,040	50.57	180,560	38.10

	5.1	1,871,785	$38.69	993,238	$29.98

Stock options:
$6.33 to 25.22	2.1	388,035	$8.76	388,035	$8.76
$28.43 to 73.13	3.4	428,663	35.41	307,163	29.69

	2.7	816,698	$22.75	695,198	$18.01

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at March 31, 2014 was $82.1 million compared with the recorded liability of $72.3 million. The difference between the fair value and the recorded liability of $9.8 million will be recognized over the weighted average remaining vesting period of approximately 1.9 years. The weighted average fair value was estimated at March 31, 2014 using the Black-Scholes option pricing model.

For the three months ended March 31, 2014, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $18.2 million (2013 – expense of $17.0 million). This included an expense of $14.4 million (2013 – expense of $15.0 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2014.

(iii)	Compensation expense related to stock options:

For the three months ended March 31, 2014, compensation expense related to stock options included in cost of sales and operating expenses was $0.2 million (2013 – $0.2 million). The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT	PAGE 27
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation (continued):

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at March 31, 2014 are as follows:

	Number of Deferred Share	Number of Restricted	Number of Performance
	Units	Share Units	Share Units
Outstanding at December 31, 2013	346,814	44,131	946,446
Granted	4,200	7,000	139,160
Granted performance factor [1]	—	—	55,677
Granted in-lieu of dividends	1,012	152	2,381
Redeemed	(27,052)	—	(334,062)
Cancelled	—	—	(6,663)

Outstanding at March 31, 2014	324,974	51,283	802,939

[1]	Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2014 was $77.7 million compared with the recorded liability of $64.0 million. The difference between the fair value and the recorded liability of $13.7 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years.

For the three months ended March 31, 2014, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $6.8 million (2013 – expense of $19.1 million). This included an expense of $3.1 million (2013 – expense of $15.7 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2014.

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three months ended March 31, 2014 were as follows:

	Three Months Ended
	Mar 31	Mar 31
	2014	2013
Decrease (increase) in non-cash working capital:
Trade and other receivables	$(41,857)	$(24,428)
Inventories	9,043	(33,127)
Prepaid expenses	(1,839)	3,891
Trade, other payables and accrued liabilities, includinglong-term payables included in other long-term liabilities	6,267	37,708

	(28,386)	(15,956)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(12,317)	(377)

Changes in non-cash working capital having a cash effect	$(40,703)	$(16,333)

These changes relate to the following activities:
Operating	$(58,074)	$(15,037)
Investing	17,371	(1,296)

Changes in non-cash working capital	$(40,703)	$(16,333)

METHANEX CORPORATION 2014 FIRST QUARTER REPORT	PAGE 28
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

10.	Financial instruments:

Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the Consolidated Statements of Financial Position at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the Consolidated Statements of Financial Position at fair value unless exempted. Changes in fair value of held-for-trading derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The euro hedges and Egypt interest rate swaps designated as cash flow hedges are measured at fair value based on industry-accepted valuation models and inputs obtained from active markets.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. These interest rate swaps had an outstanding notional amount of $302 million as at March 31, 2014. The notional amount decreases over the expected repayment period. At March 31, 2014, these interest rate swap contracts had a negative fair value of $13.1 million (December 31, 2013 – negative $19.8 million) recorded in current liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity.

The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At March 31, 2014, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of €33.4 million in exchange for US dollars. The euro contracts had a positive fair value of $0.2 million recorded in current liabilities. Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	March 31, 2014
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$1,164,140	$1,199,539

There is no publicly traded market for the limited recourse debt facilities. The fair value disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy was estimated by reference to a limited number of small transactions in March 2014. The fair value of the Company’s unsecured notes will fluctuate until maturity.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT	PAGE 29
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Quarterly History (unaudited)

	Q1 2014	2013	Q4	Q3	Q2	Q1	2012	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES
(thousands of tonnes)
Methanex-produced	1,228	4,304	1,190	1,045	1,039	1,030	4,039	1,059	1,053	1,001	926
Purchased methanol	654	2,715	663	715	749	588	2,565	664	641	569	691
Commission sales [1]	296	972	274	237	242	219	855	176	205	276	198

	2,178	7,991	2,127	1,997	2,030	1,837	7,459	1,899	1,899	1,846	1,815

METHANOL PRODUCTION
(thousands of tonnes)
New Zealand	500	1,419	400	349	361	309	1,108	378	346	210	174
Atlas, Trinidad (63.1%)	249	971	268	254	201	248	826	180	255	264	127
Titan, Trinidad	149	651	173	128	169	181	786	189	186	196	215
Egypt (50%) [2]	139	623	159	168	163	133	557	129	62	164	202
Medicine Hat	122	476	86	130	129	131	481	132	117	118	114
Chile	67	204	108	6	29	61	313	59	59	82	113

	1,226	4,344	1,194	1,035	1,052	1,063	4,071	1,067	1,025	1,034	945

AVERAGE REALIZED METHANOL PRICE[3]
($/tonne)	524	441	493	438	425	412	382	389	373	384	382
($/gallon)	1.58	1.33	1.48	1.32	1.28	1.24	1.15	1.17	1.12	1.15	1.15
PER SHARE INFORMATION ($ per share) [4]
Basic net income (loss)	1.51	3.46	1.33	0.91	0.57	0.64	(0.73)	(1.49)	(0.03)	0.56	0.24
Diluted net income (loss)	1.50	3.41	1.32	0.90	0.56	0.63	(0.73)	(1.49)	(0.03)	0.50	0.23
Adjusted net income [5]	1.65	4.88	1.72	1.22	1.02	0.92	1.90	0.64	0.38	0.47	0.41

[1]	Methanex-produced methanol includes volumes produced by Chile using natural gas supplied from Argentina under a tolling arrangement. Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and the portion of the Egypt methanol facility that we do not own.
[2]	On December 9, 2013, we completed a sale of 10% equity interest in the Egypt facility. Production figures prior to December 9, 2013 reflect a 60% interest.
[3]	Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.
[4]	Per share information calculated using amounts attributable to Methanex shareholders.
[5]	This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2014 FIRST QUARTER REPORT QUARTERLY HISTORY	PAGE 30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: April 29, 2014	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal, Assistant General Counsel & Corporate Secretary